October 30, 2008

VIA EDGAR AND FACSIMILE (202) 772-9205
Division of Corporate Finance
Mail Stop 6010
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Mr. Kyle Moffatt, Accountant Branch Chief

Re:	Datone, Inc. (the “Company”)
Amendment No. 3 to
Registration Statement on Form 10-SB
Filed February 1, 2008
File No. 000-53075

Dear Mr. Moffatt:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated October 17, 2008, addressed to Mr. Craig Burton, the Company’s Chief Executive Officer, with respect to the Company’s Amendment No. 2 to its filing of Form 10-SB.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the registration statement accordingly. Where applicable, the revised pages or sections of the Amendment No. 3 to Form 10 have been referenced. The Company has updated its unaudited financial statements for the quarter ended June 30, 2008 and June 30, 2007.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Six Months Ended June 30, 2008 Compared with Six Months Ended June 30, 2007

1.
We note your response to our prior comment 8 and your statement that non-coin call revenue, which consists of primarily dial-around revenue, is estimated monthly based on prior quarter’s actual receipts. You adjust the balance accordingly after the money has been received through a wire into your bank account. We also note your response to our prior comment 27 in your response letter dated July 14, 2008 which states that revenue from dial-around calls is estimated by the Company’s computers to advise the payphone user of the amount of coins to be deposited in order to complete the phone call. The time between the estimate and the depositing of the coins is mere seconds. Please:

•	Tell why your prior quarter’s actual receipts allow for accurate estimates with respect to your non-coin dial-around revenue. Tell us the accuracy of your estimates.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

•	Disclose your non-coin revenue recognition policy in addition to your currently disclosed policy for coin dial-around revenue in your revenue recognition footnote.

Response:

The statement in the Management’s Discussion and Analysis of Financial Condition and Results of Operations regarding the estimation of the non-coin dial around revenue is apparently confusing. We were trying to explain that we have to estimate for the customer the amount of money to deposit to complete the phone call. This estimate is not what we use for accounting purposes. Once the phone call is completed we know exactly how much revenue was earned and collected. We have corrected the June 30, 2008 10Q accordingly.

The responses to comments 8 and 27 were accurate. We do not use the prior quarter’s actual receipts to estimate non-coin dial-around revenue. We have corrected the mistake in our 2007 financial statements regarding the recording of revenue in our previously amended filings. We have revised the revenue recognition policy to eliminate the discussion of estimations which will hopefully resolve the confusion in the reviewer’s mind.

Results of Operations for the Years Ended December 31, 2007 and 2006

Revenue

2.
We note your response to our prior comment 9. However, your disclosure still states that you “only receive service revenue for company-owned payphones.” As such we are re-issuing our prior comment 9 which states that it is still not clear to us why you would receive and record service revenue in your financial statements if you owned the payphone. Please revise. Also, comply with this comment for the results of operations for the six months ended June 30, 2008 compared with six months ended June 30, 2007.

Response:

The discussion of revenues in the amended Form S-1 and in the 10Q has been revised to state clearly and unequivocally, “We do not receive service and repair revenues from company-owned payphones. We only receive service and repair revenue for privately-owned payphones. “

Audited Financial Statements

Financial Statements for the Years Ended December 31, 2007 and 2006

3.	We note your response to our prior comment 18 and your current disclosure. However:
•
It appears that Note 15 which provides details of your restatement does not reconcile to your balance sheet, specifically amounts for additional paid in capital and accumulated deficit for both December 31, 2007 and 2006.

•	Also, you have not labeled your statement of operations, statement of stockholders’ equity, and statement of cash flows as restated.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

•	Finally, it does not appear that your independent auditor’s report has been revised to reference the restatement footnote in their audit report.

Please revise.

Response:

The amounts in Note 15 have been reconciled to the balance sheet. The statements of operations, stockholders’ equity and cash flows have been labeled as restated. The independent auditors report has been revised to reference the restated financial statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Accounting Presentation

4.
We note your response to our prior comment 21 and your revised disclosure of Note 13. Please note that our comment was regarding Note 12. As such, we are re-issuing our prior comment 21 as follows. Your disclosures under Accounting Presentation do not reconcile with your disclosures in Note 12. In this regard, you state under Accounting Presentation that the spin-off occurred, however, in Note 12 you imply that the spin-off has not occurred. Please revise to reconcile this discrepancy. Further, please revise your Accounting Presentation footnote to clearly state that the spin-off has not occurred.

Response:

We have revised the disclosures under Accounting Presentation and Notes 12 and 13 to clearly state that the spin-off has not occurred.

Note 7. Long-Term Debt

5.
We note your response to our prior comment 23. Since you state that Callaway Properties is owned by the mother of Joseph J. Passalaqua, a significant shareholder and officer of the Company, it appears that the note payable to Callaway Properties should be included within your disclosures of Related Party Notes. Please revise to include such disclosure in Note 5.

Response:

Note 5 has been revised to disclose the note payable to Callaway Properties as a Related Party Note. Note 7 has been revised to move the related party note to Note 5. The balance sheets for December 31, 2007 and 2006 have been revised to reflect the reclassification of the related party note.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

Interim Financial Statements
Financial Statements for Periods Ended June 30, 2008

6.
It is unclear to us why your shares outstanding changed from 49,632,222 for the financial year statements for the years ended December 31, 2007 and 2006 to 4,963,226 for your financial statements for the periods ended June 30, 2008 (unaudited) and December 31, 2007. Please revise or advise. Please note that if you effected a reverse stock split, the reverse stock split should be disclosed and the financial statements for all periods presented should be retroactively adjusted.

Response:

As disclosed in the Company’s Information Statement,” based on 49,632,222 shares of USIP.Com, Inc. common stock outstanding as of August 24, 2006, approximately 4,963,226 shares of Datone, Inc. will be distributed. The Datone, Inc. stock will be of one class with identical voting rights and will constitute all the outstanding stock of Datone, Inc. immediately following the distribution. USIP stockholders will not be required to pay for the Datone, Inc. common stock to be received on distribution or to surrender or exchange USIP common stock or to take any other action in connection with the distribution.” The number of shares outstanding and weighted average shares outstanding has been corrected in the financial statements for all periods presented.

Note. 4 Related Party Note

7.
It is unclear to us where your notes for $27,000 with accrued interest of $592 are reflected in your balance sheet. Please revise your disclosures. Further, add the disclosures of your note payable of $66,000 with your parent, USIP.com.

Response:

The $27,592 is included in Notes Payable Related Parties. Note 4 has been restated to include all of the related party notes. The amounts in Note 4 total to the amount on the face of the balance sheet. Note 9 has been restated to remove the related party note payable to Callaway Properties.

Note 7. Income Taxes

8.	We note that you have labeled your tax tables as 2007 and 2006. Since you should be presenting June 30, 2008 and December 31, 2007, please revise.

Response:

The headings for the columns have been corrected.

Note11. Restate Financial Statements

9.
It appears that you have restated your financial statements for the six months ended June 30, 2007 and 2008 considering that your Form 10-Q for the quarterly period ended June 30, 2008 differs from your unaudited interim financial statements included in Amendment 2 to Form 10. In this regard, we note that your additional paid in capital, accumulated deficit, interest expense and net losses were revised AND total long-term liabilities have been reclassified to current liabilities. We further note that your statements of cash flows are materially different. As such, it appears that you should do the following:

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

•	Revise to label your financial statements for the six months ended June 30, 2007 and 2008, as disclosed in Form 10, as restated.
•
File an amendment to your 10-Q for the quarterly period ended June 30, 2008. The amendment should include financial statements that are labeled restated and a restatement footnote similar to the one presented in the Form 10 (Amendment No. 2).

•	File an Item 4.02 Form 8-K regarding non-reliance on previously issued financial statements.

Response:

The June 30 financial statements in the amended Form 10 have been labeled restated. We have filed an amended Form 10-Q for June 30, 2008. This filing was preceded by the filing of an Item 4.02 Form 8-K regarding non-reliance on the previously financial statements.

On behalf of the Company, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Benjamin Tan Esq.
Benjamin A. Tan, Esq.

cc: Mr.Craig Burton
Chief Executive Officer

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com